FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number: 001-32993

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

No. 6 Hai Dian Zhong Street

Haidian District

Beijing 100080, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

New Oriental Education & Technology Group Inc.

By:	/s/ Louis T. Hsieh
Name:	Louis T. Hsieh
Title:	Chief Financial Officer

Date: October 16, 2007

3

Exhibit 99.1

New Oriental Announces Results for the First Fiscal Quarter

Ended August 31, 2007

Net Revenues Increased by 42.5% Year-Over-Year

Net Income Increased by 55.1% Year-Over-Year

Beijing, October 15, 2007 – New Oriental Education and Technology Group Inc. (the “Company”) (NYSE: EDU), the largest provider of private educational services in China, today announced its unaudited financial results for the fiscal quarter ended August 31, 2007, which is the first quarter for New Oriental’s fiscal year 2008.1

Highlights for the Fiscal Quarter Ended August 31, 2007

•	Total net revenues increased by 42.5% year-over-year to RMB612.0 million (US$81.1 million) from RMB429.3 million in the same period of the prior fiscal year.

•

Net income increased by 55.1% year-over-year to RMB256.0 million (US$33.9 million) from RMB165.1 million in the same period of the prior fiscal year, and net income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) increased to RMB268.7 million (US$35.6 million) from RMB170.7 million in the first quarter of fiscal year 2007.

•

Basic and diluted earnings per ADS were RMB6.86 (US$0.91) and RMB6.56 (US$0.87), respectively. Excluding share-based compensation expenses (non-GAAP), basic and diluted earnings per ADS were RMB7.20 (US$0.95) and RMB6.89 (US$0.91), respectively. Each ADS represents four common shares of the Company.[2]

•

Total student enrollments in language training and test preparation courses increased by 30.5% year-over-year to approximately 440,500 from approximately 337,400 in the same period of the prior fiscal year.

•

Opened two new schools and 17 new learning centers in the quarter, bringing the total number of schools and learning centers to 37 and 149 (including the 37 schools), respectively, as of the August 31, 2007.

[1]	The Company’s financial information is stated in RMB. The translation of RMB amounts at and for the quarter ended August 31, 2007 into United States dollar ("US$") is included solely for the convenience of the readers and has been made at the rate of RMB7.5462 to US$1.00, the approximate free rate of exchange at August 31, 2007. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate, or to be the amounts that would have been reported under US GAAP.
[2]	Common shares used in calculating basic and diluted earnings per ADS increased in the first quarter of fiscal year 2008 as compared to the first quarter of fiscal year 2007 due to a total of 36.9 million common shares (equivalent to 9.225 million ADS) issued and sold by the company in its initial public offering and follow-on offering in September 2006 and February 2007, respectively.

“We are delighted to start our 2008 fiscal year with such strong financial results for the quarter ended August 31, 2007. The first fiscal quarter is the Company’s most important quarter because it includes the two month summer holidays for Chinese students, a time when many of those students choose to study languages at New Oriental and prepare for future tests. In fact, this summer we exceeded 440,500 student enrollments in our language training and test preparation courses, a 30% increase over the same period last year.” said Mr. Michael Yu, New Oriental’s Chairman and Chief Executive Officer. “Furthermore, we continue to leverage our highly recognized brand name to rapidly expand geographically as well. In the first fiscal quarter we opened two new schools, one in Dalian and one in Jingzhou, along with 17 new learning centers, bringing our physical school network to 149 schools and learning centers, up from 115 a year ago. We also recently added mathematics for kids and middle school students in addition to our renowned English language programs. I am pleased to report that more than 4,800 students enrolled in our math programs in the first fiscal quarter.”

New Oriental’s Chief Financial Officer, Mr. Louis T. Hsieh, added, “We are very pleased with our financial results in the first quarter of fiscal year 2008. Increased enrollments in our leading test preparation and language training segments allowed us to exceed our revenue guidance by a substantial margin. As we execute our strategy of pursuing strong organic growth while exploring valuable partnerships to expand our product offerings, we expect to see continued top- and bottom-line growth in the coming quarters.”

Mr. Hsieh noted that the first quarter of the Company’s fiscal year is typically the strongest quarter in terms of revenue and net income due to seasonality of the Company’s business. For example, in the first fiscal quarter of 2007 (June 1 to August 31, 2006), the Company generated net revenues of RMB429.3 million as compared to net revenues of RMB169.0 million in the second fiscal quarter (September 1 to November 30, 2006). In addition, net income for the first fiscal quarter of 2007 was RMB165.1 million compared to net income of RMB8.2 million in the second fiscal quarter of 2007.

Financial Results for the Fiscal Quarter Ended August 31, 2007

For the first fiscal quarter of 2008, New Oriental reported net revenues of RMB612.0 million (US$81.1 million), representing a 42.5% increase year-over-year.

Net revenues from educational programs and services for the first fiscal quarter were RMB578.2 million (US$76.6 million), representing a 40.4% increase year-over-year. The growth was mainly driven by the increase in the number of student enrollments in language training and test preparation courses. Total student enrollments in language training and test preparation courses in the first quarter of fiscal year 2008 increased by 30.5% year-over-year to approximately 440,500 from approximately 337,400 in the first quarter of fiscal year 2007.

Total operating costs and expenses for the quarter were RMB343.2 million (US$45.5 million), a 37.7% increase year-over-year.

Cost of revenues increased by 40.0% year-over-year to RMB194.1 million (US$25.7 million), primarily due to the increased number of courses being offered to a larger student base and the greater number of schools and learning centers in operation.

Selling and marketing expenses increased by 29.5% year-over-year to RMB46.3 million (US$6.1 million), primarily due to brand promotion expenses.

General and administrative expenses increased by 37.5% year-over-year to RMB102.8million (US$13.6 million), primarily due to increased headcount as the Company expands its network of schools and learning centers.

Total share-based compensation expenses, which were allocated to related operating costs and expenses, increased to RMB12.7 million (US$1.7 million) in the first quarter of fiscal year 2008.

Operating margin for the quarter was 43.9%, compared to 42.0% in the corresponding period of the previous year. Excluding share-based compensation expenses (non-GAAP), operating margin for the quarter was 46.0%, compared to 43.3% in the corresponding period of the prior year. This increase was primarily due to the improved operating efficiency as revenue growth outpaced the growth in operating costs and expenses.

Net income for the quarter was RMB256.0 million (US$33.9 million), representing a 55.1% increase from the first quarter of fiscal year 2007. Basic and diluted earnings per common share amounted to RMB1.72 (US$0.23) and RMB1.64 (US$0.22), respectively, and basic and diluted earnings per ADS were RMB6.86 (US$0.91) and RMB6.56 (US$0.87), respectively.

Income attributable to holders of common shares excluding share-based compensation expenses (non-GAAP) was RMB268.7 million (US$35.6 million). Basic and diluted earnings per ADS excluding share-based compensation expenses (non-GAAP) were RMB7.20 (US$0.95) and RMB6.89 (US$0.91), respectively.

Capital expenditures for the quarter were RMB23.1 million (US$3.1 million).

As of August 31, 2007, New Oriental had cash and cash equivalents of RMB1,743.9 million (US$231.1 million), as compared to RMB1,563.8 million as of May 31, 2007. Net operating cash flow for the first quarter of fiscal year 2008 was RMB212.4 million (US$28.2 million).

Outlook for Second Quarter of Fiscal Year 2008

New Oriental expects its total net revenues in the second quarter of fiscal year 2008 (September 1, 2007 to November 30, 2007) to be in the range of RMB211.2 million (US$28.0 million) to RMB224.8 million (US$29.8 million), representing year-over-year growth in the range of 25.0% to 33.0%, respectively. This forecast reflects New Oriental’s current and preliminary view, which is subject to change.

Conference Call Information

New Oriental’s management will host an earnings conference call at 8 AM on October 15, 2007 U.S. Eastern Time (8 PM on October 15, 2007 Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

US:	+1-617-213-8844
Hong Kong:	+852-3002-1672

Please dial-in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “New Oriental earnings call.”

A replay of the conference call may be accessed by phone at the following number until October 22, 2007:

International:	+1-617-801-6888
Passcode:	93078606

Additionally, a live and archived webcast of the conference call will be available at http://investor.neworiental.org.

About New Oriental

New Oriental is the largest provider of private educational services in China based on the number of program offerings, total student enrollments and geographic presence. New Oriental offers a wide range of educational programs, services and products consisting primarily of English and other foreign language training, test preparation courses for major admissions and assessment tests in the United States, the PRC and Commonwealth countries, primary and secondary school education, development and distribution of educational content, software and other technology, and online education. New Oriental’s ADSs, each of which represents four common shares, currently trade on the New York Stock Exchange under the symbol “EDU.”

For more information about New Oriental, please visit http://english.neworiental.org.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for second quarter of fiscal year 2008 and quotations from management in this announcement, as well as New Oriental’s strategic and operational plans, contain forward-looking statements. New Oriental may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about New Oriental’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract students without a significant decrease in course fees; our ability to continue to hire, train and retain qualified teachers; our ability to maintain and enhance our “New Oriental” brand; our ability to effectively and efficiently manage the expansion of our school network and successfully execute our growth strategy; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; competition in the private education sector in China; changes in our revenues and certain cost or expense items as a percentage of our revenues; the expected growth of the Chinese private education market; and Chinese governmental policies relating to private educational services and providers of such services. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. New Oriental does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of October 15, 2007, and New Oriental undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement New Oriental’s consolidated financial results presented in accordance with GAAP, New Oriental uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses and basic and diluted earnings per ADS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

New Oriental believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. New Oriental believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to New Oriental’s historical performance and liquidity. New Oriental computes its non-GAAP financial measures using the same consistent method from quarter to quarter. New Oriental believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income excluding share-based compensation expenses, and basic and diluted earnings per share and per ADS excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation charge that has been and will continue to be for the foreseeable future a significant recurring expense in our business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

Contacts

For investor and media inquiries, please contact:

In China:

Ms. Sisi Zhao
New Oriental Education and Technology Group Inc.
Tel:	+86-10-6260-5566 x8203
Email:	zhaosisi@staff.neworiental.org

Mr. Derek Mitchell
Ogilvy Public Relations Worldwide (Beijing)
Tel:	+86-10-8520-6284
Email:	derek.mitchell@ogilvy.com

In the United States:

Mr. Jeremy Bridgman
Ogilvy Public Relations Worldwide (New York)
Tel:	+1 (212) 880-5363
E-mail:	jeremy.bridgman@ogilvypr.com

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of August 31, 2007 (Unaudited)		As of May 31, 2007 (Unaudited)
	RMB	USD	RMB
ASSETS:
Current assets:
Cash and cash equivalents	1,743,898	231,096	1,563,819
Restricted cash	3,057	405	3,057
Term deposits	20,800	2,756	23,000
Accounts receivable, net	3,990	529	4,109
Inventory	57,258	7,588	49,028
Prepaid expenses and other current assets	68,084	9,022	47,149

Total current assets	1,897,087	251,396	1,690,162

Property, plant and equipment, net	696,480	92,295	693,045
Land use right, net	24,765	3,282	24,903
Amounts due from related parties	244	32	244
Deferred tax assets	7,935	1,052	8,345
Trade mark	1,637	217	1,637
Long term investment	15	2	15

Total assets	2,628,163	348,276	2,418,351

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	57,692	7,645	43,282
Accrued expenses and other current liabilities	178,624	23,669	137,455
Income tax payable	38,793	5,141	15,343
Amount due to related parties	97	13	97
Deferred revenue	201,075	26,646	330,763

Total current liabilities	476,281	63,114	526,940

Total long-term liabilities	—	—	—

Total liabilities	476,281	63,114	526,940

Minority interest	1,690	224	1,818

Total shareholders’ equity	2,150,192	284,938	1,889,593

Total liabilities and shareholders’ equity	2,628,163	348,276	2,418,351

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except for per share and per ADS amounts)

	For the Three Months Ended August 31
	2007 (Unaudited)		2006 (Unaudited)
	RMB	USD	RMB
Net Revenues:
Educational Programs and services	578,217	76,624	411,914
Books and others	33,764	4,474	17,419

Total net revenues	611,981	81,098	429,333

Operating costs and expenses (note 1):
Cost of revenues	194,068	25,717	138,637
Selling and marketing	46,287	6,134	35,732
General and administrative	102,839	13,628	74,790

Total operating costs and expenses	343,194	45,479	249,159

Operating income	268,787	35,619	180,174

Other income (expenses), net	12,236	1,622	(1,917)

Provision for income taxes	(25,366)	(3,361)	(13,198)
Minority interest, net of taxes	347	46	—

Net Income	256,004	33,926	165,059

Net income per share-basic	1.72	0.23	1.65

Net income per share-diluted	1.64	0.22	1.46

Net income per ADS-basic (note 2)	6.86	0.91	6.60

Net income per ADS-diluted (note 2)	6.56	0.87	5.84

Notes:

Note 1: Share based compensation expenses (in thousands) are included in the operating costs and expenses as follows:

	For the Three Months Ended August 31
	2007 Unaudited		2006 Unaudited
	RMB	USD	RMB
Cost of revenues	872	116	143
Selling and marketing	446	59	99
General and administrative	11,381	1,508	5,447

Total	12,699	1,683	5,689

Note 2: Each ADS represents four common shares

NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP INC.

RECONCILIATION OF NON-GAAP MEASURES TO THE MOST COMPARABLE GAAP MEASURES

(In thousands except share and per ADS amounts)

	For the Three Months Ended August 31
	2007 (Unaudited)		2006 (Unaudited)
	RMB	USD	RMB
Net income	256,004	33,926	165,059
Share-based compensation expense	12,699	1,683	5,689
Non-GAAP net income	268,703	35,609	170,748

Net income per ADS—basic (note 1)	6.86	0.91	6.60
Net income per ADS—diluted (note 1)	6.56	0.87	5.84

Non-GAAP net income per ADS—basic (note 1)	7.20	0.95	6.83
Non-GAAP net income per ADS—diluted (note 1)	6.89	0.91	6.04

Weighted average shares used in calculating basic net income per ADS (note 1)	149,181,240	149,181,240	100,000,000
Weighted average shares used in calculating diluted net income per ADS (note 1)	156,018,940	156,018,940	113,131,319

Note 1: Each ADS represents four common shares